                                                               EXHIBIT 99.(a)(7)

                            First Supplement to the
                           Offer to Purchase for Cash
                   Up To 16,851 Limited Partnership Interests

                                       of
                         BALCOR EQUITY PROPERTIES - XII
                                       at
                   $164 NET PER LIMITED PARTNERSHIP INTEREST
                                       by
                 WALTON STREET CAPITAL ACQUISITION CO., L.L.C.

***************************************************************************
*                                                                         *
*  THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT      *
*  12:00 MIDNIGHT, EASTERN STANDARD TIME, ON DECEMBER 15, 1995, UNLESS    *
*  THE OFFER IS EXTENDED.                                                 *
*                                                                         *
***************************************************************************


         The Purchaser hereby supplements and amends its offer to purchase up to 45% of the outstanding Interests of the Partnership, outstanding as of the Expiration Date, at the Purchase Price, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 1995 (the "Offer to Purchase"), in this First Supplement to the Offer to Purchase (the "First Supplement") and in the related Letter of Acceptance, as each may be supplemented or amended from time to time (which together constitute the "Offer"). Unless the context otherwise requires, capitalized terms used in this First Supplement but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

         The purposes of this First Supplement are (1) to describe a new joint venture relationship between the Purchaser and an affiliate of Insignia Financial Group, Inc. ("Insignia") and (2) to provide other updated information relating to the Offer to Limited Partners.

         LIMITED PARTNERS WHO HAVE PREVIOUSLY TENDERED THEIR INTERESTS PURSUANT TO THE OFFER AND WHO WISH TO HAVE THEIR INTERESTS PURCHASED PURSUANT TO THE OFFER NEED NOT TAKE ANY FURTHER ACTION TO TENDER THEIR INTERESTS.

         The Offer to Purchase is not conditioned upon any minimum number of Interests being tendered. A Limited Partner may tender any or all Interests owned by such Limited Partner. To the extent a Limited Partner currently holds a fractional Interest, such fractional Interest may be tendered pursuant to the Offer if the Limited Partner is tendering all of such Limited Partner's Interests, otherwise, tenders of fractional Interests will not be accepted.

         In addition to those factors set forth in the Offer to Purchase, Limited Partners are urged to consider the following factors:

         * PURCHASE PRICE IS BELOW ESTIMATED LIQUIDATION VALUE. As disclosed in the Offer to Purchase, the Purchase Price ($164) is below the Purchaser's estimate of the net asset value of the Partnership's assets on a per Interest basis ($235) assuming such assets were to be sold today, and the Purchase Price is also below the net distributable value determined under the Balcor Current Liquidation Analysis and the Balcor Scheduled Liquidation Analysis. As discussed in this First Supplement, the Purchase Price is also below Insignia's estimate of the Partnership's net liquidation value of $257 per Interest.

         * CONFLICT OF INTEREST. The Purchaser is making the Offer with a view to making a profit. Accordingly, there may be a conflict between the desire of the Purchaser to purchase Interests at a low price and the desire of the Limited Partners to sell their Interests at a high price.

         * CERTAIN RESTRICTIONS ON TRANSFER. The Partnership Agreement restricts transfers of Interests if a transfer would cause a termination of the Partnership for federal income tax purposes, which occurs if 50% or more of the total Interests in Partnership capital and profits are transferred within a twelve- month period. If the Purchaser is successful in purchasing 45% of the Interests, and taking into account the sales of Interests on the secondary market and private transactions during the twelve-month period prior to and after the Offer, the ability to transfer Interests could be restricted for up to twelve months following the Offer.

         * POTENTIAL VOTING POWER. Limited Partners cannot participate in the management or control of the Partnership's business, and cannot control either the timing or amount of cash distributions, or the timing or terms of a sale of the Partnership's assets, except insofar as the Limited Partners are entitled to vote as permitted by the Partnership Agreement. If the maximum number of Interests sought are tendered and accepted for payment pursuant to the Offer, the Purchaser will own approximately 45% of the outstanding Interests and could be in a position to influence significantly decisions of the Partnership on which Limited Partners are entitled to vote. This could effectively (i) prevent non- tendering Limited Partners from taking actions they desire but that the Purchaser opposes and (ii) enable the Purchaser to take action desired by the Purchaser but opposed by the non-tendering Limited Partners. Matters upon which Limited Partners are entitled to vote under the Partnership Agreement are: (1) amendment of the Partnership Agreement; (2) dissolution of the Partnership; (3) removal of the general partner or a successor general partner; (4) election of a new general partner upon the withdrawal of the general partner or a successor general partner; and (5) approval or disapproval of the sale of all or substantially all of the assets of the Partnership. Although the Purchaser has no current intention with regard to any of these matters, it will vote the Interests acquired pursuant to the Offer in its Interest, which may, or may not, be in the best interests of non-tendering Limited Partners.

         * POTENTIAL CONFLICTS OF INSIGNIA. Due to the fact that an affiliate of Insignia is employed by the Partnership as property manager for the Properties, Insignia will have conflicting interests in deciding how to vote on future extraordinary transactions affecting the Partnership as a result of the fact that a liquidation or sale of the Partnership's assets would result in a decrease or elimination of the property management fees paid to such affiliate. In addition, Walton Street has agreed with Insignia that, subject to any fiduciary duties it may have, Walton Street will, and will cause certain of its affiliates to, use their reasonable efforts to cause Insignia or one of its affiliates to continue to be engaged as the property manager for the Properties. As a result, it may be more difficult to replace the affiliate of Insignia as the property manager.

         * PARTNERSHIP TERM. The Partnership was originally formed in 1981. In the Partnership's Form 10-K for the year ended December 31, 1994, the General Partner states "it has become necessary for the Registrant [Partnership] to retain ownership of many of its properties for longer than the holding period for the assets originally described in the prospectus. The General Partner examines the operations of each property and each local market in conjunction with the Registrant's long-term dissolution strategy when determining the optimal time to sell each of the Registrant's properties." In its statement on Schedule 14D-9 (as defined herein), the General Partner reported that it "intends to conduct an orderly liquidation of those assets over the next two to three year period." The Offer provides Limited Partners with an opportunity to liquidate their entire investment sooner than otherwise might be possible.

         * LACK OF LIQUIDITY. The Offer provides Limited Partners with what may be their best opportunity to receive cash today for their Interests. The alternative to the Offer is for a Limited Partner to continue to hold the Interests in the expectation of uncertain proceeds to be received at an unknown time in the future.

         The following information supplements and amends the Offer to Purchase and should be read in conjunction therewith. Please call the Information Agent/Depositary for another copy of the Offer to Purchase. In addition, questions or requests for assistance should be directed to the Information Agent/Depositary at the address and telephone number set forth below and on the back cover of the Offer to Purchase.

                             The Herman Group, Inc.
                           13760 Noel Road, Suite 320
                              Dallas, Texas 75240
                                 (800) 747-2979

                                  INTRODUCTION


         The "Introduction" to the Offer to Purchase is hereby supplemented and amended by the following:

         JOINT VENTURE WITH INSIGNIA AFFILIATE. On November 20, 1995, the Purchaser entered into agreements relating to the Partnership and the Offer with an affiliate of Insignia, pursuant to which, as contemplated in Item 2 of the Offer to Purchase, the Purchaser has assigned its right to purchase Interests tendered pursuant to the Offer to a newly-formed joint-venture partnership that is owned 75% by the Purchaser and 25% by FMG Acquisition I, L.L.C. ("FMG"), which is a wholly-owned subsidiary of Insignia. The Purchaser is the managing general partner of this joint-venture partnership. The purpose and business of the joint-venture partnership are limited to the business of acquiring, holding for investment and disposing, or otherwise realizing the value, of the Interests and to conduct any other activities necessary or incidental to such purposes. Copies of these agreements have been filed as Exhibits (c)(1) and (c)(2) to Amendment No. 1 to the Purchaser's Tender Offer Statement on Schedule 14D-1 filed with the Commission on November 21, 1995. Your attention is directed to Item 7 of the Offer to Purchase for directions on how to obtain copies of these agreements. As disclosed in Item 2 of the Offer to Purchase, the Purchaser remains obligated under the Offer to pay for Interests validly tendered and accepted for payment. As discussed in greater detail below, an affiliate of Insignia acts as the property manager for the Properties.


                                   THE OFFER

ITEM 1.  TERMS OF THE OFFER; NUMBER OF INTERESTS; PRORATION

         Item 1 of the Offer to Purchase is hereby amended by the following:

         If proration of tendered Interests is required, because of the difficulty of determining the number of Interests validly tendered and not withdrawn, the Purchaser may not be able to announce the final results of such proration until at least approximately seven business days after the Expiration Date. Subject to the Purchaser's obligation under Rule 14e-1(c) under the Exchange Act to pay Limited Partners the Purchase Price in respect of Interests tendered or return those Interests promptly after the termination or withdrawal of the Offer, the Purchaser does not intend to pay for any Interests accepted for payment pursuant to the Offer until the final proration results are known. Notwithstanding any such delay in payment, no interest will be paid on the Purchase Price.

ITEM 6.  FEDERAL INCOME TAX CONSIDERATIONS

         Item 6 of the Offer to Purchase is hereby supplemented to include the following:

         As was disclosed in the Offer to Purchase, if a Limited Partner sells all of his or her Interests (and such Interests have not been aggregated for purposes of the passive loss rules with activities not currently being sold), any passive loss recognized on the sale and any suspended passive activity losses from the Partnership (to the extent not used to offset any gain recognized on the sale) will no longer be subject to the passive activity loss limitation, and therefore should be deductible by such Limited Partner from his or her other income, subject to any other applicable limitations (including at-risk limitations and tax basis limitations). Your attention is directed to
Item 6 in the Offer to Purchase for a complete discussion of this and other federal income tax considerations applicable to Limited Partners.

ITEM 7.  PURPOSE AND EFFECT OF THE OFFER

         Item 7 of the Offer to Purchase is hereby supplemented to include the following:

         As disclosed in the Offer to Purchase, the Purchaser is acquiring the Interests for investment purposes and does not intend to change current management or the operation of the Partnership and has no current plans for any extraordinary transaction involving the Partnership. If the Purchaser's plans with respect to the Partnership change in the future, the ability of the Purchaser to influence actions on which Limited Partners have a right to vote will depend on the Limited Partners' response to the Offer (i.e., the number of Interests tendered). If the Purchaser acquires only a few Interests pursuant to the Offer, it would not be in a position to influence matters over which Limited Partners have a right to vote.
Conversely, if the Purchaser is successful in acquiring 45% of the Interests pursuant to the Offer, it will be in a position to exert significant control over matters on which Limited Partners have a right to vote.

         As described above, the Purchaser has entered into a new joint venture relationship with an affiliate of Insignia. This relationship is in the form of a partnership called WIG XII Partners ("WIGP"). Pursuant to the terms of the Agreement of Partnership of WIG XII Partners, dated as of November 20, 1995 (a copy of which has been filed as Exhibit (c)(1) to Amendment No. 1 to the Purchaser's Tender Offer Statement on Schedule 14D-1 filed with the Commission on November 21, 1995) (the "Joint-Venture Agreement"), WIGP shall vote the Interests acquired pursuant to the Offer, or otherwise acquired by WIGP, as directed by the Purchaser and FMG in proportion to their respective percentage interests in WIGP. However, with respect to any matter presented to Limited Partners relating to the removal or replacement of a general partner of the Partnership, WIGP may not vote the Interests in favor of any such removal or replacement without the prior written consent of FMG, unless the replacement is WIGP, the Purchaser, FMG or one of their respective affiliates.

ITEM 8. FUTURE PLANS

         Item 8 of the Offer to Purchase is hereby supplemented to include the following:

         As stated in the Offer to Purchase, the Purchaser does not intend to change current management of the Partnership, although such plans could change in the future. In addition, under the terms of the Partnership Agreement, Limited Partners do not have the direct right to remove or replace the property manager for the Properties. Pursuant to an agreement between Walton Street Capital L.L.C. ("Walton Street") and Insignia dated as of November 20, 1995 (a copy of which has been filed as Exhibit (c)(2) to Amendment No. 1 to the Purchaser's Tender Offer Statement on Schedule 14D-1 filed with the Commission on November 21, 1995), Walton Street agreed that it will not and it will cause certain of its affiliates not to (a) directly or indirectly terminate, seek to terminate, cause the termination of, reduce the compensation then payable under, or otherwise interfere in any way with any contract between the Partnership and Insignia and certain of its affiliates, unless Insignia or its affiliates has engaged in conduct with respect to such contract that constitutes gross negligence, intentional misconduct or fraud or a material breach of such contract; or (b) instigate, encourage or assist any Limited Partner of the Partnership or any other third party to do any of the foregoing. In addition, if at any time Walton Street or certain of its affiliates becomes the general partner of, or otherwise controls, the Partnership, then Walton Street, subject to its fiduciary duties, will, and will cause certain of its affiliates to, use their reasonable efforts to cause Insignia or one of its affiliates to continue to be engaged as the property manager for the Properties.

ITEM 10. CERTAIN INFORMATION CONCERNING THE PURCHASER

         Item 10 of the Offer to Purchase is hereby supplemented to include the following:

         Set forth in the table below is the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of the manager and executive officer of FMG. The principal business address of FMG and the business address of the person identified below is One Insignia Financial Plaza, Greenville, South Carolina 29602. The person identified below is a United States citizen.

                                                         Present Principal Occupation
                                                              or Employment and
 Name                                                    Five-Year Employment History
 ----                                                    ----------------------------
 Jeffrey L. Goldberg             Jeffrey L. Goldberg has been the sole Manager and President of FMG since its organization in June 1995.  In addition, Mr. Goldberg has been Managing
                                 Director -- Investment Banking of Insignia since July 1994 and served as
                                 Managing Director -- Asset Management of Insignia from January 1991 until
                                 July 1994.  Since April 1990, Mr. Goldberg has been an officer of
                                 Metropolitan Asset Group, Ltd. ("MAG") a real estate investment banking firm, and is currently an Executive Vice President.  From July 1989 until
                                 March 1990, Mr. Goldberg was employed in the Mergers and Acquisitions Group of Drexel Burnham Lambert Incorporated, an investment banking firm.

         Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Insignia. Insignia owns its interest in FMG through its wholly-owned subsidiary Insignia Capital Corporation, a passive investment company with no significant operations of its own. Unless otherwise indicated, each person identified below is employed by Insignia. The principal business address of Insignia and, unless otherwise indicated, the business address of each person identified below, is One Insignia Financial Plaza, Greenville, South Carolina 29602. Directors are identified by an asterisk. All persons identified below are United States citizens.

                                                         Present Principal Occupation
                                                              or Employment and
 Name                                                    Five-Year Employment History
 ----                                                    ----------------------------
 Andrew L. Farkas*               Andrew L. Farkas has been a director of Insignia since its inception in
                                 July 1990, and has been Chairman and Chief Executive Officer of Insignia since January 1991.  Prior to August 1993, Mr. Farkas was the sole director of Insignia.  Mr. Farkas has been the president and sole director and stockholder of MAG since January 1983.

 John F. Jacques*                John F. Jacques has been a director of Insignia since August 1993 and with
   102 Woodmont Boulevard        the Office of the Chairman of Insignia since January 1992.  From January
   Suite 400                     1969 until December 1991, Mr. Jacques was the Chief Executive Officer of
   Nashville, TN 37205           Jacques-Miller, Inc., a real estate syndication firm that sold substantially all of its assets to Metropolitan Asset Enhancement, L.P., a limited partnership in which Insignia has a limited partnership interest
                                 ("MAE"), in December 1991.

 Robin L. Farkas*                Robin L. Farkas has been a director of Insignia since August 1993.  Mr.
                                 Farkas is the retired Chairman of the Board and Chief Executive Officer of
                                 Alexander's Inc., a real estate company.  He served in that capacity from
                                 1984 until 1993.  Alexander's Inc. filed a petition under Chapter 11 of the
                                 Federal Bankruptcy Code in May 1992.  He is also a director of Refac
                                 Technology Development Corporation and of Greenman Bros. Inc.

 Merril M. Halpern*              Merril M. Halpern has been a director of Insignia since August 1993.  Mr.
   c/o Charterhouse              Halpern has been Chairman of the Board of Directors and co-chief executive
   535 Madison Avenue            officer of Charterhouse Group International, Inc. ("Charterhouse"), a
   New York, NY 10022            privately-owned investment firm which, among other things, actively engages in making private equity investments in a broad range of industrial and service companies located primarily in the United States, for more than the past five years.  Mr. Halpern is also a director of Charter Power Systems,
                                 Inc., Del Monte Foods, Inc., Microwave Power Devices, Inc., International
                                 Exhaust Holdings and Dreyer's Grand Ice Cream, Inc.

                                                         Present Principal Occupation
                                                              or Employment and
 Name                                                    Five-Year Employment History
 ----                                                    ----------------------------
 Robert G. Koen*                 Robert G. Koen has been a director of Insignia since August 1993.  Since
   125 West 55th Street          January 1991, Mr. Koen has been a partner in the law firm LeBoeuf, Lamb,
   New York, NY 10019            Greene & MacRae, which represents Insignia or certain of its affiliates from time to time.  From February 1984 until January 1991, Mr. Koen was a partner in the law firm of Fulbright & Jaworski (formerly Reavis &
                                 McGrath).

 Michael Lipstein*               Michael Lipstein has been a director of Insignia since August 1993.  Mr.
   110 East 59th Street          Lipstein is, and for more than the past five years has been, self-employed
   New York, NY 10022            in the real estate business, including ownership, management, and lending.

 Buck Mickel*                    Buck Mickel has been a director of Insignia since August 1993.  Mr. Mickel
   Fluor/Daniel                  has been Chairman of the Board and Chief Executive Officer of RSI Holdings,
   301 N. Main Street            a company offering distribution of outdoor equipment, for more than the
   Greenville, SC 29601          past five years.  Mr. Mickel is also a director of Fluor Corporation, The
                                 Liberty Corporation, NationsBank Corporation, Emergent Group, Inc., Delta
                                 Woodside Industries, Inc., Duke Power Company, and Textile Hall
                                 Corporation.

 John A. Sprague*                John A. Sprague has been a director of Insignia since August 1993.  Mr.
   30 Rockefeller Plaza          Sprague is the general partner of Jupiter Partners L.P., an investment
   Suite 4525                    firm.  From January 1993 until February 1994, Mr. Sprague was an
   New York, NY 10112            independent investor.  From prior to March 1989 to December 31, 1992, Mr.
                                 Sprague served as General Partner of Forstmann Little & Co., an investment firm.  Mr. Sprague is also a director of Heartland Wireless Communications,
                                 Inc.  In March 1995, a class action complaint was filed against Aldila,
                                 Inc., of which Mr. Sprague is a former director, alleging certain securities violations.  No answer has been filed at this time.

 Thomas R. Shuler                Thomas R. Shuler has been Managing Director -- Residential Property
                                 Management of Insignia since March 1991 and Executive Managing Director of
                                 Insignia and President of Insignia Management Services, a division of
                                 Insignia, since July 1994.  From January 1983 until March 1991, Mr. Shuler was President of the Management Division of Hall Financial Group, Inc., a
                                 property management organization located in Dallas, Texas.

 Frank M. Garrison               Frank M. Garrison has been Executive Managing Director of Insignia and
   102 Woodmont Boulevard        President of Insignia Financial Services, a division of Insignia, since
   Suite 400                     July 1994, and was Managing Director -- Investment Banking of Insignia from
   Nashville, TN 37205           January 1993 to July 1994.  From January 1992 to December 1992, Mr.
                                 Garrison was the Senior Vice President of Investment Banking.  From January
                                 1991 to December 1991, Mr. Garrison was employed by Donelson Ventures
                                 Holdings, L.P., a limited partnership engaged in real estate investing activities.  From January 1989 to December 1990, he was an employee of
                                 Jacques-Miller, Inc.

 Henry Horowitz                  Henry Horowitz has been Managing Director -- Commercial Property Management of Insignia since January 1993.  From January 1987 to January 1993, Mr.
                                 Horowitz was the Chief Executive Officer of First Resource Realty, Inc., a
                                 commercial property management organization that Insignia acquired in
                                 January 1993.

 James A. Aston                  James A. Aston has been with the Office of the Chairman since July 1994.
                                 From January 1991 to July 1994, Mr. Aston was Managing Director --
                                 Investment Banking of Insignia.

 William H. Jarrard, Jr.         William H. Jarrard, Jr. has been Managing Director -- Partnership
                                 Administration of Insignia since January 1991 and Managing Director --
                                 Partnership Administration and Asset Management since July 1994.  Mr.
                                 Jarrard was employed by U.S. Shelter in a similar capacity for three years prior to his joining Insignia.

                                                         Present Principal Occupation
                                                              or Employment and
 Name                                                    Five-Year Employment History
 ----                                                    ----------------------------
 Jeffrey L. Goldberg             Jeffrey L. Goldberg has been Managing Director -- Investment Banking of
                                 Insignia since July 1994 and served as Managing Director -- Asset
                                 Management of Insignia from January 1991 until July 1994.  Since April
                                 1990, Mr. Goldberg has been an officer of MAG, currently an Executive Vice
                                 President.  From July 1989 until March 1990, Mr. Goldberg was employed in the Mergers and Acquisitions Group of Drexel Burnham Lambert Incorporated,
                                 an investment banking firm.

 John M. Beam, Jr.               John M. Beam, Jr. has been President of Insignia's mortgage banking affiliate, Insignia Mortgage and Investment Company, since January 1991.
                                 From January 1988 until December 1990, Mr. Beam was employed by U.S.
                                 Shelter as President of its mortgage banking division.

 Ronald Uretta                   Ronald Uretta has been Insignia's Chief Financial Officer and Treasurer since January 1992.  He also served as Secretary of Insignia from January
                                 1992 to June 1994.  Since September 1990, Mr. Uretta has also served as the
                                 Chief Financial Officer and Controller of MAG.  From May 1988 until
                                 September 1990,  Mr. Uretta was a self-employed financial consultant.

 Albert H. Gossett               Albert H. Gossett has been Vice President and Chief Information Officer of
                                 Insignia since January 1991 and Senior Vice President and Chief Information
                                 Officer of Insignia since July 1994.  From May 1979 until December 1990,
                                 Mr. Gossett was employed by U.S. Shelter as Director of Management
                                 Information Systems.

 S. Richard Sargent              S. Richard Sargent has been Senior Vice President -- Human Resources of
                                 Insignia since July 1994.  From May 1989 until June 1994, Mr. Sargent was employed as Vice President, Human Resources of Guilford Mills, Inc., a
                                 manufacturer of knitted textile products, in Greensboro, North Carolina.

 John K. Lines                   John K. Lines has been General Counsel of Insignia since June 1994 and
                                 General Counsel and Secretary since July 1994.  From May 1993 until June
                                 1994, Mr. Lines was employed as Assistant General Counsel and Vice
                                 President of Ocwen Financial Corporation, a thrift holding company in West
                                 Palm Beach, Florida.  From October 1991 until April 1993, Mr. Lines was employed as Senior Attorney of Banc One Corporation, a bank holding company in Columbus, Ohio.  From May 1984 until October 1991, Mr. Lines was employed as an associate with the law firm of Squire Sanders & Dempsey in
                                 Columbus, Ohio.

 Neil Kreisel                    Neil Kreisel has been an Executive Managing Director of Insignia and
   c/o Kreisel Company, Inc.     President of Insignia Management Services -- New York, Inc., a subsidiary
   331 Madison Avenue            of Insignia, since September 1995.  For more than the past five years,
   New York, NY 10017            Mr. Kreisel has been President and Chief Executive Officer of Kreisel
                                 Company, Inc.

ITEM 11. BACKGROUND OF THE OFFER

         Item 11 of the Offer to Purchase is hereby supplemented to include the following:

         The liquidation analyses provided by Balcor to affiliates of the Purchaser, as described in the Offer to Purchase, were based on several assumptions. The assumption used in the Balcor Current Liquidation Analysis which the Purchaser believes is material is a property specific capitalization rate (applied to the net income generated by the Properties to derive the value of those Properties) of between 9.5% and 10.5%. The assumptions used in the Balcor Scheduled Liquidation Analysis which the Purchaser believes are material were (i) a rate of growth in rental revenues of 3.5% per year, (ii) a cost of sale of the Properties of 2% of the sale price, (iii) a property specific capitalization rate of between 9.5% and 10.5% and (iv) a discount rate of 12% (used to value projected future cash receipts). The Purchaser believes the discount rate of 12% is optimistic for highly leveraged properties such as the Properties.

         DISCUSSIONS BETWEEN THE PURCHASER AND INSIGNIA. On the evening preceding the commencement of the Offer, Mr. Bluhm, as a courtesy to Insignia on account of its relationship with the Partnership, informed Insignia that the Purchaser was commencing the Offer. On the evening of November 16, 1995, Insignia contacted the Purchaser to explore the possibility of Insignia's participation in the Offer. Insignia was interested in participating in the Offer principally because Insignia believed that (i) an investment in the Interests at the price offered by the Purchaser represented an attractive investment opportunity and (ii) Insignia's participation in the Offer potentially could enhance Insignia's ability to participate in any possible future management decisions with respect to the Partnership, particularly insofar as such decisions might affect IMG's status as property manager for the Properties or the terms of its engagement in such capacity. After extensive negotiations over the course of the following four days, the parties entered into the two agreements described above on November 20, 1995.

         CERTAIN INFORMATION REGARDING FMG AND INSIGNIA. FMG is a recently-formed Delaware limited liability company and a wholly-owned subsidiary of Insignia. FMG has not engaged in any business activity other than in connection with the Offer and has no significant assets or liabilities at the present time. Upon consummation of the Offer, FMG's only significant assets will be its general partner interest in WIGP and it is anticipated that it will have no significant liabilities. The principal executive offices of FMG and Insignia are located at One Insignia Financial Plaza, Greenville, South Carolina 29602.

         Insignia is a full service real estate service organization which performs property management, asset management, investor services, partnership administration, mortgage banking, real estate brokerage services, and real estate investment banking services for various ownership entities, including approximately 900 limited partnerships having approximately 260,000 limited partners. Insignia believes it is the largest manager of multifamily residential properties in the United States, managing approximately 208,000 units of multifamily residential housing similar to those owned by the Partnership. In addition, Insignia, through its subsidiary Insignia Management Services--New York, Inc., purchased the residential property management business of Douglas Elliman-Gibbons & Ives and all of the outstanding stock of Kreisel Company, Inc.; as a result of this purchase, Insignia also manages approximately 54,000 units of multifamily residential housing at 299 properties. Insignia also is a significant manager of commercial property, managing approximately 64,000,000 square feet of retail and commercial space. These properties are located in approximately 500 cities and 48 states. Insignia is a public company whose stock is listed on the New York Stock Exchange, Inc. It specializes in asset value maximization in securitized real estate entities such as the Partnership.

         Insignia is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Insignia's business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Insignia's securities, any material interests of such persons in transactions with Insignia and certain other matters is required to be disclosed in proxy statements and annual reports distributed to Insignia's shareholders and filed with the Commission. Such reports, proxy statements and other information may be inspected and copied at the Commission's public reference facilities.

         Set forth below is certain consolidated financial information with respect to Insignia and its consolidated subsidiaries for its fiscal years ended December 31, 1994 and 1993 and its fiscal third quarters ended September 30, 1995 and 1994. More comprehensive financial and other information is included in Insignia's Annual Report on Form 10-K for the year ended December 31, 1994 (including management's discussion and analysis of financial condition and results of operations) and in other reports and documents filed by Insignia with the Commission. The financial information set forth below is qualified in its entirety by reference to such reports and documents filed with the Commission and the financial statements and related notes contained therein.

                         INSIGNIA FINANCIAL GROUP, INC.
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                ($ in thousands)

                                                              Nine Months Ended
                                                                 September 30,         Year Ended December 31,
                                                               1995         1994          1994          1993
                                                           -----------   -----------   ----------   -----------
                                                                  (unaudited)                (unaudited)
          Statements of Operations Data:
             Total Revenues . . . . . . . . . . . . . .     $89,177       $50,443      $75,566       $52,577
             Income Before Taxes and Extraordinary
               Item . . . . . . . . . . . . . . . . . .       8,840         8,808       12,101         8,074
             Net Income . . . . . . . . . . . . . . . .       5,304         5,286        7,261         4,670
                                                              As of September 30,         As of December 31,
                                                               1995         1994          1994          1993
                                                           -----------   -----------   ----------   -----------
                                                                  (unaudited)                (unaudited)
          Balance Sheet Data:
             Cash and Cash Equivalents  . . . . . . . .    $ 27,643       $33,153      $36,596       $34,005
             Receivables  . . . . . . . . . . . . . . .      27,738        11,833       13,572         8,428
                Total Assets  . . . . . . . . . . . . .     226,988        96,553      174,272        88,835
             Accounts Payable . . . . . . . . . . . . .       1,832         2,682        3,478         1,948
             Accrued and Sundry Liabilities . . . . . .      24,394        12,085       18,790        14,208
             Long-term Debt . . . . . . . . . . . . . .      97,119         5,084       73,198         1,139
                Total Liabilities . . . . . . . . . . .     123,345        19,851       95,466        17,295
             Redeemable Convertible Preferred Stock . .      15,000            --           --            --
             Minority Interest of Consolidated
          Subsidiaries  . . . . . . . . . . . . . . . .       2,688            --           --            --
                Shareholders' Equity  . . . . . . . . .      85,955        76,702       78,806        71,540

         None of FMG, Insignia or any of their respective affiliates owns any Interests.

         Except as otherwise set forth herein, none of FMG, Insignia or, to the best of FMG's and Insignia's knowledge, any of the persons listed above, or any affiliate of the foregoing (i) beneficially owns or has a right to acquire any Interests, (ii) has effected any transaction in the Interests, or (iii) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

         INSIGNIA'S RELATIONSHIP WITH THE PARTNERSHIP AND BALCOR. On November 4, 1994, Insignia acquired substantially all of the assets of Allegiance Realty Group, Inc. ("Allegiance"). Those assets included property management contracts including the property management interests for the Properties. Insignia assigned the management contracts for the Properties to Insignia Management Group, Inc. ("IMG"), an affiliate of FMG and Insignia. The purchase agreement between Insignia and Allegiance contains non-compete provisions prohibiting Allegiance, its affiliate Balcor, an affiliate of the General Partner, and other affiliates from providing property management services to any Balcor owned or controlled property subject to the acquisition for a period of five years and from providing property management services to any non-Balcor owned or controlled property for a period of three years. In addition, if during the five years beginning with 1995, either (i) the management agreements with respect to Balcor owned or controlled properties are terminated without cause and Balcor or its affiliates subsequently receive financial consideration for entering into property management agreements or selling or transferring property management agreements with respect to such properties or (ii) Balcor sells or disposes of control of the general partner interest in such property owners (or if Balcor or any of its parents is sold) and, in either case, as a result thereof, Insignia suffers a loss of more than 5% of aggregate annual management fees from such properties, then Insignia is entitled to compensation from Balcor in the form of a retroactive decrease in the purchase price. Pursuant to this arrangement, the Partnership has paid IMG property management fees for property management services and for reimbursement of certain expenses since November 1994. Property management fees paid to IMG by the Partnership amounted to $69,834 for the period from November 4 to December 31, 1994 and $342,670 during the nine months ended September 30, 1995.

         CONFLICTING INTERESTS WITH RESPECT TO THE PARTNERSHIP. As a general partner of WIGP, FMG will be permitted to direct the vote of 25% of the Interests acquired by WIGP pursuant to the Offer. As such, FMG will have conflicting interests in deciding how to vote on future extraordinary transactions affecting the Partnership (such as sales of the Partnership's assets or liquidation of the Partnership) as a result of the fact that a liquidation or sale of the Partnership's assets would result in a decrease or elimination of the property management fees paid to FMG's affiliate. In addition, FMG is participating in the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of FMG to acquire Interests at a low price and the desire of the Limited Partners to sell their Interests at a high price.

         OPERATING BUDGETS OF THE PARTNERSHIP'S PROPERTIES. In its capacity as property manager, IMG prepares and has access to the operating budgets of the Partnership's properties. IMG has provided FMG with the Partnership's fiscal 1995 operating budgets for the Properties. A summary of the operating budgets for the Properties for fiscal 1995, as compared to the unaudited results of operations for the first ten months of fiscal 1995, is set forth in the table below. The budgeted amounts provided below are figures that were not computed in accordance with generally accepted accounting principles ("GAAP"). Budgeted operating results of operations for a particular fiscal year may differ significantly in certain respects from the audited operating results for a particular year. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budgets may be re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budgets presented for fiscal 1995 should not necessarily be considered as indicative of what the audited operating results for fiscal 1995 will be. Furthermore, any estimate of the future performance of a business, such as the Partnership's business, is forward-looking and based on numerous assumptions, some of which inevitably will prove to be incorrect. For this reason, it is probable that the Partnership's future operating results will differ from those projected in the operating budget, and those differences may be material. As a result, such information should not be relied on by Limited Partners.

                                                        Fiscal              1995               1995
                                                         1995         First Ten Months   First Ten Months
                                                       Budgeted           Budgeted            Actual
                                                    --------------- ------------------- ------------------
 Total Income  . . . . . . . . . . . . . . . . . .   $ 8,961,482         $ 7,430,570        $ 7,661,478
 Total Expenses  . . . . . . . . . . . . . . . . .   $ 4,057,742         $ 3,413,476        $ 3,280,954
 Net Operating Income  . . . . . . . . . . . . . .   $ 4,903,740         $ 4,017,094        $ 4,380,524

         INSIGNIA'S ESTIMATE OF GROSS REAL ESTATE VALUE. In estimating the gross real estate value of the Properties, Insignia utilized the capitalization of income approach. The estimate of the gross real estate value of the Properties prepared by Insignia does not purport to be an estimate of the aggregate fair market value of the Interests themselves, nor should it be viewed as such by Limited Partners. As used in this First Supplement in connection with Insignia's analysis, "net operating income" is calculated before depreciation amortization, debt service payments and certain capital expenditure items. Insignia did not prepare any estimates of the values of the Properties based upon any other valuation method.

         SOMERSET VILLAGE. In estimating the value of this property, Insignia net operating income generated by the property through October 1995 of $803,696 and then annualized that amount resulting in forecasted net operating income for the year ending December 31, 1995 of $964,435. Insignia then adjusted that annualized net operating income amount to (i) reduce it by $300 per apartment unit (or an aggregate of $82,800), representing Insignia's estimate of recurring capital improvement requirements and the adjustment that would be imputed by a third-party purchaser in underwriting the operating expenses of the property for valuation purposes, and (ii) increase it by $24,921, representing Insignia's estimate of an appropriate adjustment in respect of annual real estate tax costs. The adjusted net operating income of $906,556 was then capitalized at a 10% rate, resulting in an estimated gross property value of $9,065,560.

         DEFOORS CREEK. In estimating the value of this property, Insignia net operating income generated by the property through October 1995 of $1,600,466 and then annualized that amount resulting in forecasted net operating income for the year ending December 31, 1995 of $1,920,559. Insignia then adjusted that annualized net operating income amount to reduce it by (i) $750 per apartment unit (or an aggregate of $225,000), representing Insignia's estimate of recurring capital improvement requirements and the adjustment that would be imputed by a third-party purchaser in underwriting the operating expenses of the property for valuation purposes, and (ii) $167,048, representing Insignia's estimate of an appropriate adjustment in respect of annual real estate tax costs. The adjusted net operating income of $1,528,511 was then capitalized at a 10.25% rate, resulting in an estimated gross property value of $14,912,306.

         BRIERWOOD. In estimating the value of this property, Insignia net operating income generated by the property through October 1995 of $603,894 and then annualized that amount resulting in forecasted net operating income for the year ending December 31, 1995 of $724,673. Insignia then adjusted that annualized net operating income amount to reduce it by (i) $300 per apartment unit (or an aggregate of $58,800), representing Insignia's estimate of recurring capital improvement requirements and the adjustment that would be imputed by a third-party purchaser in underwriting the operating expenses of the property for valuation purposes, and (ii) $111,342, representing Insignia's estimate of an appropriate adjustment in respect of annual real estate tax costs. The adjusted net operating income of $554,531 was then capitalized at an 10.5% rate, resulting in an estimated gross property value of $5,281,246.

         CEDAR RIDGE. In estimating the value of this property, Insignia net operating income generated by the property through October 1995 of $616,840 and then annualized that amount resulting in forecasted net operating income for the year ending December 31, 1995 of $740,208. Insignia then adjusted that annualized net operating income amount to (i) reduce it by $400 per apartment unit (or an aggregate of $110,400), representing Insignia's estimate of recurring capital improvement requirements and the adjustment that would be imputed by a third-party purchaser in underwriting the operating expenses of the property for valuation purposes, and (ii) increase it by $27,381, representing Insignia's estimate of an appropriate adjustment in respect of annual real estate tax costs. The adjusted net operating income of $657,189 was then capitalized at an 10.5% rate, resulting in an estimated gross property value of $6,258,943.

         SANDRIDGE. In estimating the value of this property, Insignia net operating income generated by the property through October 1995 of $755,628 and then annualized that amount resulting in forecasted net operating income for the year ending December 31, 1995 of $906,754. Insignia then adjusted that annualized net operating income amount to (i) reduce it by $300 per apartment unit (or an aggregate of $92,400), representing Insignia's estimate of recurring capital improvement requirements and the adjustment that would be imputed by a third-party purchaser in underwriting the operating expenses of the property for valuation purposes, and (ii) increase it by $40,186, representing Insignia's estimate of an appropriate adjustment in respect of annual real estate tax costs. The adjusted net operating income of $854,540 was then capitalized at an 10.5% rate, resulting in an estimated gross property value of $8,138,472.

         Based on the individual estimates of the gross values of the Properties described above, Insignia estimates that the current aggregate gross real estate value of the Properties is $43,656,527 (the "Gross Real Estate Value Estimate").

         Although there are several other methods of estimating the value of real estate of this type, Insignia believes that this approach represents a reasonable method of estimating the aggregate gross value of the Properties (without taking into account the costs of disposing of the Properties), subject to the substantial uncertainties inherent in any estimate of value. The use of other assumptions, however, particularly as to the applicable capitalization rate, could produce substantially different results. Insignia did not solicit any offers or inquiries from prospective buyers of the Properties in preparing Insignia's estimates of their fair market values, and the actual amounts for which the Partnership's properties might be sold could be significantly higher or significantly lower than Insignia's estimates.

         The Gross Real Estate Value Estimate does not take into account (i) the debt encumbering the Properties or the other liabilities of the Partnership, (ii) cash and other assets held by the Partnership, (iii) real estate transaction costs that would be incurred on a sale of the Properties, such as brokerage commissions and other selling and closing expenses, (iv) timing considerations or (v) costs associated with winding up the Partnership. For this reason, Insignia considers the Gross Real Estate Value Estimate to be less meaningful in evaluating the Purchase Price offered by the Purchaser than its pro forma estimate of the net liquidation value per Interest described below.

         INSIGNIA'S PRO FORMA ESTIMATE OF NET LIQUIDATION VALUE PER INTEREST. Insignia's analysis was performed in the context of evaluating a purchase of Interests, which are a relatively illiquid investment, and not in the context of purchasing the Partnership's underlying assets or assuming any of its liabilities. Consequently, Insignia does not believe that the per-Interest amount which might be distributed to Limited Partners following a future sale of all the Properties necessarily reflects the present fair value of an Interest. Conversely, the realizable value of the Partnership's assets clearly is a relevant factor in determining the price a prudent purchaser would offer for Interests. In considering this factor, Insignia made a pro forma estimate of the amount per Interest a Limited Partner might receive in a theoretical orderly liquidation (which may not be realistically possible, particularly in the near term, due to real estate market conditions, the general difficulty of disposing of real estate in a short period of time and other general economic factors) of the Properties, based on the Gross Real Estate Value Estimate calculated by Insignia and the other considerations described below.

         In estimating the pro forma net liquidation value per Interest, Insignia adjusted its Gross Real Estate Value Estimate of $43,656,527 to reflect the Partnership's net current assets. Specifically, Insignia deducted from this amount $29,840,110, the difference between the Partnership's liabilities and current assets as shown on the Partnership's unaudited balance sheet at September 30, 1995. Insignia then deducted $4,195,957 representing (i) Insignia's estimate of the penalties the Partnership would incur as a result of prepaying the debt encumbering the Properties, and (ii) a reserve equal to 7% of the Gross Real Estate Value Estimate (which represents Insignia's estimate of the probable costs of brokerage commissions, real estate transfer taxes and other disposition expenses, as well as operating and administrative costs that would be incurred by the Partnership during the liquidation process). The result, $9,620,460, represents Insignia's pro forma estimate of the aggregate net liquidation proceeds (before provision for the costs described in the following sentence) which could be realized on an orderly liquidation of the Properties, based on the assumptions implicit in the calculations described above. Insignia did not deduct any amounts in respect of the legal and other costs which Insignia expects would be incurred in a liquidation, including costs of negotiating purchase and sale contracts, possibly conducting a consent solicitation in order to obtain the Limited Partners' approvals for the sales as may be required by the Partnership Agreement, and winding up the Partnership, because of the difficulty of estimating those amounts.

         To complete its pro forma estimate of the amount of the theoretical liquidation proceeds that would be distributable per Interest, Insignia divided its estimate of the aggregate net liquidation proceeds of $9,620,460 by the 37,447 Interests reported as outstanding by the Partnership in its Report on Form 10-Q for the period ended September 30, 1995 filed with the Commission. The resulting estimated pro forma liquidation value was $257 per Interest, before provision for the legal and other costs of liquidating the Partnership described in the preceding paragraph.

         Insignia's pro forma liquidation analysis described above is merely theoretical and does not itself reflect the value of the Interests because (i) there is no assurance that any such liquidation in fact will occur in the foreseeable future and (ii) any liquidation in which the estimated fair market values described above might be realized would take an extended period of time (at least a year, and quite possibly significantly longer), during which time the Partnership and its partners would continue to be exposed to the risk of fluctuations in asset values because of changing market conditions and other factors. For any property sales in which the Partnership is required to indemnify the buyer for matters arising after the closing, a portion of the sales proceeds could be held by the Partnership until all possible claims were satisfied, further extending the delay in the receipt by the Limited Partners of liquidation proceeds. Because of these factors, Insignia believes the actual current value of the Interests is substantially less than the amount of the hypothetical liquidating distribution. Conversely, there is a substantial likelihood that the value realized in an orderly liquidation could be higher than the numbers referred to above. A reduction in either operating expenses or capital expenditures from the levels reflected in the property operating statements for the ten months ended October 31, 1995 would result in a higher liquidation value under the method described above. Similarly, a higher liquidation value would result if a buyer applied a lower capitalization rate to the applicable net operating income, reflecting a willingness to accept a lower rate of return on its investment. Furthermore, the analysis described above is based on a series of assumptions, some of which may not be correct. Accordingly, this analysis should be viewed merely as indicative of Insignia's approach to valuing Interests and not as any way predictive of the likely result of any future transactions.

         ALEX. BROWN LIQUIDATION ANALYSIS. The General Partner reported in its statement on Schedule 14D-9 filed with the Commission on November 30, 1995 (the "Schedule 14D-9") that its financial advisor, Alex. Brown & Sons Incorporated ("Alex Brown"), had provided to the General Partner a report on the theoretical value per Interest in a liquidation of the Partnership within one year. Alex Brown's analysis is stated to be "based on (a) historical and anticipated net operating income for 1995 data provided to us [Alex Brown] by you [the General Partner]; (b) capitalization assumptions prepared by us based in part upon relevant real-estate profiles provided to us by you; and, (c) on site visits of properties and interviews with property managers at a sample of properties we deemed appropriate." Based on that analysis, Alex Brown states in its report that in its opinion the liquidation value per Interest is between $330 and $404. Alex Brown's report states: "THE VALUATION STATED HEREIN DOES NOT CONSTITUTE A RECOMMENDATION TO THE HOLDERS OF THE UNITS, NOR ARE WE [ALEX BROWN] EXPRESSING ANY OPINION ON THE FAIRNESS OR ADEQUACY OF THE OFFER." Both Walton and Insignia believe that the range of values suggested in Alex Brown's report is too high. Because neither Alex Brown's report nor the Schedule 14D-9 contains any explanation of the methodology used by Alex Brown, neither Walton nor Insignia is able to determine the basis for the discrepancies between the respective ranges of values estimated by each of them, on the one hand, and by Alex Brown, on the other hand. Furthermore, Alex Brown's report expressly assumes an "orderly liquidation over twelve months" of the Partnership's assets. This assumption is inconsistent with the statements made by the General Partner in the Schedule 14D-9 to the effect that the General Partner "intends to conduct an orderly liquidation of those assets over the next two to three year period." Even the General Partner's projection of a liquidation over two to three years is further qualified in the Schedule 14D-9 by the statement that "the timing of the liquidation may be lengthened or shortened in response to changing market conditions, economic factors, interest rates and unforeseen events."

ITEM 13. SOURCE AND AMOUNT OF FUNDS

         Item 13 of the Offer to Purchase is hereby supplemented to include the following:

         The Purchaser is simultaneously making tender offers for limited partnership interests in eight other partnerships affiliated with the Partnership. If the Purchaser is successful in purchasing the maximum number of limited partnership interests sought in each of the nine tender offers, it will be required to pay a total of approximately $36.5 million to purchase such interests and pay related transaction costs. Pursuant to the terms of the Joint-Venture Agreement, the Purchaser will assign its right to purchase tendered interests to WIGP, and will fund the total amount necessary to purchase Interests tendered pursuant to the Offer. The Purchaser and FMG have agreed to contribute, in proportion to their respective percentage interests in WIGP, the funds necessary to make such purchases. Currently, the Purchaser has a 75% interest in WIGP and FMG has a 25% interest. The members of the Purchaser have sufficient net worth and liquid resources to fund the Purchaser's share off WIGP's obligations with respect to all nine tender offers. FMG will obtain its funds from Insignia, and Insignia in turn has committed to fund such amount. Insignia will use its working capital and other existing liquid resources to meet its commitment. For financial information concerning Insignia, see "Item 11. Background of the Offer," above. In addition, Insignia is currently engaged in discussions with certain other entities concerning minority equity investments in FMG by such entities. As disclosed in Item 2 of the Offer to Purchase, the Purchaser remains obligated under the Offer to pay for Interests validly tendered and accepted for payment. The contributions required of such members and their partners will be made prior to the closing of each tender offer, and an escrow of such amounts is not expected to be arranged in advance of the closing.

ITEM 14.  CONDITIONS OF THE OFFER

         Condition (h) in Item 14 of the Offer to Purchase is amended to read as follows:

         (h) the failure to occur of any necessary approval or authorization by any federal or state authorities necessary to consummation of the purchase of all or any part of the Interests to be acquired hereby, which in the reasonable judgment of the Purchaser in any such case, regardless of the circumstances (including any action of the Purchaser) giving rise thereto, makes is inadvisable to proceed with such purchase or payment; or


                                   WALTON STREET CAPITAL ACQUISITION CO., L.L.C.

December 5, 1995